This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 15, 2005

Item 3: Press Release

A Press release dated and issued December 15, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Updates Almaden, Golden Summit and Grew Creek Projects

Item 5: Full Description of Material Change

December 15, 2005, Vancouver, BC: Freegold Ventures Limited (“Freegold”) is pleased to provide the following update on its projects in Idaho, Alaska and the Yukon Territory.

Almaden Gold Project, Idaho

Almaden is a 100% controlled (subject to underlying lease and royalty agreements) hot springs epithermal gold deposit located 12 miles east of Weiser, Idaho.  The known gold mineralization is well defined by 677 holes, and occurs as a flat lying, tabular, disseminated deposit beneath a thin impermeable opalite cap rock.  The deposit was the subject of a positive 1997 Feasibility Study (basis $364 gold) conducted by Watts, Griffis and McQuat. Given the sustained rise in the price of gold, Freegold has commenced efforts at re-evaluating the project.  Work on a new independent NI 43-101 compliant Mineral Resource has been underway since mid-October, and the Company expects to complete the final data verification and modeling procedures over the next month.

Freegold has also engaged Hatch Ltd. of Vancouver to conduct a review of its 1997 Feasibility Study on the recommended open pit, heap leach operation and the supporting design and test-work.  This work is expected to be completed in January, and Freegold anticipates announcing results of both its 43-101 Mineral Resource and the results of the preliminary Hatch review by the end of January.  Should the Mineral Resource and the preliminary Hatch review generate positive results, the next step in the project review process would be the undertaking of a new Scoping Study to further refine the costs and operating parameters of the project.

In addition to evaluating Almaden for its lower grade, surface mineralization, Freegold is also continuing to investigate the deposit’s potential to host bonanza gold grades at depth.  The recommended exploration model is that of the multi-million ounce Midas (Ken Snyder mine) gold deposit in the Northern Nevada rift.  Almaden has never been explored for these deeper gold targets, and Freegold is continuing to hold joint venture discussions along with undertaking its own drill program evaluations to test for higher-grade feeder zones.

Golden Summit Gold Project, Alaska

As was described in Freegold’s press release of November 1, 2005, a 1,270 foot trenching program was undertaken in late October.  Six trenches were located approximately 400 to 1,400 feet south of the Cleary Hill Mine to further test a swarm of mineralized veins, quartz stockworks and silicified shear zones as a potential bulk tonnage target, and to extend the strike length of the high-grade Wackwitz vein (an 18 inch quartz vein with grab samples of 2.9, 3.2 and 12.5 oz/ton) encountered at surface in the 2002 trenching program.  The program successfully extended the strike length of the Wackwitz vein a further 230 feet to the east, giving the vein a currently identified total strike distance of 780 feet.  Thirty feet of trenching was conducted along the strike of the Wackwitz vein in this program, and small flakes of native gold were observed along the vein, which varied from 6 inches to 2 feet in width.

Preliminary assay results have now been received from this program.  Freegold has recently requested that  ALS Chemex perform supplemental metallic screen analysis on 60 of the channel samples and 21 of the grab samples as a means of determining the nugget effect from the preliminary assays.  Final assays from the trenching program will be reported in January.

Grew Creek Gold Project, Yukon Territory

In a press release dated November 3, 2005, Freegold announced that it had identified, through geophysical exploration programs conducted in September and October, two new drill targets at its Grew Creek property.

These two previously untested geophysical targets, on the Rat Creek and Tarn prospects, located 1.0 km and 1.5 km respectively from the Main Zone, exhibit geophysical signatures similar to those seen at the Main Zone. Drilling of these two targets was delayed for the initial two weeks of November due to mechanical problems with the drill rig, and the lack of replacement equipment available in the region.  Drilling is actively underway on both of these targets and will be continuing over the coming weeks.

The Qualified Person for this release is Curt Freeman, P. Geo., M.Sc., Geologist

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___December 15, 2005__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity